Via EDGAR

March 27, 2012

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Kathleen Collins

Re:                             Adobe Systems Incorporated
Form 10-K for the Fiscal Year Ended December 2, 2011
Filed January 26, 2012
File No. 000-15175

Ladies and Gentlemen:

On behalf of Adobe Systems Incorporated (“Adobe” or “we”), this letter is being transmitted in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 1, 2012 with respect to our Annual Report on Form 10-K for the fiscal year ended December 2, 2011 (the “Report”), filed on January 26, 2012. The numbering of the paragraphs below corresponds to the numbering of the comments, which for the Staff’s convenience, have been incorporated into this response letter.

Form 10-K for the Fiscal Year Ended December 2, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 57

1.              We note your subscription revenues have been steadily increasing over the past three fiscal years and that you anticipate such revenues increasing further as a result of your investments in new SaaS and subscription models. Please clarify whether the deferred revenue balance included in your balance sheets reflects the total amount due for the entire term of your subscription arrangements (net of revenues already recognized). Also, to the extent that your subscription arrangements are firm orders to deliver services throughout the contract term and to the extent that your deferred revenue balance does not reflect the entire amount due, tell us what consideration you gave to disclosing the total amount of the company’s backlog for such contracts pursuant to Item 101(c)(1)(viii) of Regulation S-K. In addition, to the extent that bookings are (or become) a key indicator used by management to monitor your business; then tell your consideration to include both a quantitative and qualitative discussion of this metric in your future MD&A disclosures. If you do not believe bookings are a key metric for your business, then please explain your reference to the increase in bookings from the Omniture products as a driver to the success of that business on pages 7 and 57. Refer to Item 303(a)(3) of Regulation S-K and SEC Release 33-8350.

We respectfully acknowledge the Staff’s comments and have reviewed Item 101(c)(1)(viii) of Regulation S-K, Item 303(a)(3) of Regulation S-K and SEC Release 33-8350. We advise the Staff that the deferred revenue balance included in our balance sheets only reflects total amounts invoiced, net of revenues recognized prior to the end of the reporting period. Unbilled deferred revenue, or backlog, related to our subscription arrangements, which are firm orders to deliver services, is not included in our deferred revenue balance for any period presented.

In considering whether to disclose the total amount of unbilled deferred revenue associated with our SaaS arrangements, we assessed the materiality of this amount and the potential timing of revenue recognition associated with these arrangements.  Our unbilled deferred revenue is primarily related to our SaaS offerings within our former Omniture reportable segment. The amount of unbilled deferred revenue associated with these SaaS offerings that could potentially convert to revenue in any subsequent four quarter period is less than five percent of annual company revenue. In addition, our SaaS business model was not applicable to our other five fiscal 2011 reportable segments.

Effective in the first quarter of fiscal 2012, we changed our reportable segments to combine our Omniture and Enterprise reportable segments to form our Digital Marketing reportable segment. The Enterprise reportable segment does not include any SaaS offerings. As such, the Company believes that unbilled deferred revenue, which primarily relates to our SaaS business model, is not material to investors’ understanding of the Company’s business.

Further, we advise the Staff that we do not use unbilled deferred revenue in our internal analysis of the business or in the models that support the financial guidance provided to analysts and investors. Our executive team also does not use this information to evaluate business trends or assess the performance of our business. Accordingly, we believe that unbilled deferred revenue is not a significant factor that investors use in understanding our business. We will continue to monitor the amount of unbilled deferred revenue associated with our current SaaS offerings and in the event these amounts become material to Adobe’s business as a whole, we will add appropriate disclosure.

Additionally, we do not expect unbilled deferred revenue to change materially as we introduce our new subscription offerings.  These new subscription offerings, which the Company will introduce later this fiscal year, will use a different billing model than the one used for our current SaaS offerings referenced above. The contract terms used for our current SaaS offerings range anywhere from one to three years and could include annual and quarterly invoicing terms. The billing model for our new subscription offerings will generally have subscription terms ranging from one month to one year and will be billed in advance. Therefore, amounts not recognized as revenue will be reflected in deferred revenue on our balance sheet.

With respect to the Staff’s comment regarding the inclusion, in future filings, of qualitative and quantitative disclosures related to bookings, a non-GAAP financial measure, we respectfully advise the Staff that this metric is not a key indicator used by management to monitor our business as a whole. Of our six fiscal 2011 reportable segments, this metric was only applicable to certain product offerings within our former Omniture reportable segment. While bookings is used by management to monitor the performance of this Omniture product offering, due to our business realignment in the beginning of fiscal 2012, it is no longer a relevant metric to the new Digital Marketing reportable segment as a whole. We respectfully advise the Staff that as we continue to transition a larger portion of our business to a subscription-based model, we are assessing which metrics will provide management, investors and analysts the most valuable insight into our business. We will continue to monitor the use of bookings as a potential key performance indicator as our subscription business becomes a larger portion of our overall business. In the event bookings or another metric become relevant in providing investors with a better understanding of Adobe’s business, we will include appropriate disclosure.

2.              You state on page 36 that a significant decline in subscription sales and renewal rates might not be reflected immediately in your results of operations but rather may result in a decline in future revenues. You also state on page 7 that you have maintained a high customer retention rate for your enterprise customers in the Omniture business. Tell us your consideration to include a quantitative and qualitative discussion of your customer renewal or retention rates and the potential impact on your future results of operations. Refer to Item 303(a)(3) of Regulation S-K and SEC Release 33-8350.

We respectfully acknowledge the Staff’s comments and have reviewed Item 303(a)(3) of Regulation S-K and SEC Release 33-8350. With respect to your inquiries regarding quantitative and qualitative discussion of our customer retention rates, we advise the Staff that this metric is applicable only to enterprise customers for specific Omniture products within our former Omniture reportable segment and due to our business realignment in the beginning of fiscal 2012, is no longer used as a key metric in managing our new Digital Marketing reportable segment or our overall business. In addition, retention rates related to this subset of customers have remained relatively stable since acquiring Omniture in fiscal 2009 and we are not currently aware of any significant uncertainties that would cause a material change in those rates. Further, as a result of our segment changes effective with our first quarter of fiscal 2012, we no longer provide this metric on our investor datasheet posted on our Company website due to the reasons stated above. We will continue to monitor the use of retention rates and in the event that they become relevant in providing investors with a better understanding of Adobe’s business as a whole, we will include appropriate disclosures.

Notes to Consolidated Financial Statements

Note 10. Income Tax, page 98

3.                                      Please tell us what comprises the “Reserves and accruals” deferred tax asset amount on page 100 and your consideration for separately identifying significant items within that total. We refer you to ASC 740-10-50-6.

We respectfully acknowledge the Staff’s comments and have reviewed ASC 740-10-50-6. The “Reserves and accruals” deferred tax asset amount on page 100 is comprised of temporary differences related to reserves and accruals that were not deductible in Adobe’s fiscal year 2011, but that will be deductible in Adobe’s fiscal 2012 or in a subsequent year.  More specifically, it contains amounts in the following categories:  accrued compensation, accrued sabbatical leave, accrued restructuring, accrued rebates, product return reserves, and the U.S. federal deduction related to U.S. state reserves for uncertain tax positions.

The aforementioned items were grouped together into a single category of items within the table on page 100 because we believe that they are of a similar type within the meaning of ASC 740-10-50-6 in that such items are ordinary reserves and accruals. In addition, we respectfully advise the Staff that we do not believe that further separate identification of such components would provide investors with additional meaningful information.

*      *      *

Adobe further acknowledges that:

•                  Adobe is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  Adobe may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (408) 536-6000 with any questions regarding the above.

Sincerely,

ADOBE SYSTEMS INCORPORATED

By:	/s/ MARK GARRETT
Mark Garrett
Executive Vice President and Chief Financial Officer

Cc:	Shantanu Narayen (Adobe Systems Incorporated)
Karen Cottle (Adobe Systems Incorporated)
Rich Rowley (Adobe Systems Incorporated)
Tracy Hanson (Adobe Systems Incorporated)
Justin Judd (Adobe Systems Incorporated)